Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	September 30, 2021	December 31, 2020

ASSETS
Current assets
Trade and other receivables		$177,546	$107,477
Financial derivatives	16	7,040	5,057
		184,586	112,534
Non-current assets
Exploration and evaluation assets	4	176,469	191,865
Oil and gas properties	5	4,076,375	3,077,548
Other plant and equipment		7,487	7,996
Lease assets		9,054	11,098
Deferred income tax asset	13	—	7,055
		$4,453,971	$3,408,096

LIABILITIES
Current liabilities
Trade and other payables		$195,230	$155,955
Financial derivatives	16	194,780	26,792
Lease obligations		3,512	4,289
Asset retirement obligations	8	11,719	11,820
		405,241	198,856
Non-current liabilities
Financial derivatives	16	13,403	—
Credit facilities	6	545,302	649,221
Long-term notes	7	987,225	1,132,868
Lease obligations		5,247	6,787
Asset retirement obligations	8	684,691	748,563
Deferred income tax liability	13	160,716	93,588
		2,801,825	2,829,883

SHAREHOLDERS’ EQUITY
Shareholders' capital	9	5,736,593	5,729,418
Contributed surplus		11,773	14,345
Accumulated other comprehensive income		637,945	618,976
Deficit		(4,734,165)	(5,784,526)
		1,652,146	578,213
		$4,453,971	$3,408,096

Subsequent event (note 7 and 16)

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2021	2020	2021	2020

Revenue, net of royalties
Petroleum and natural gas sales	12	$488,736	$252,538	$1,315,792	$741,841
Royalties		(90,523)	(40,052)	(239,004)	(125,928)
		398,213	212,486	1,076,788	615,913

Expenses
Operating		84,196	73,447	247,645	251,597
Transportation		7,818	6,372	24,092	21,745
Blending and other		19,581	10,673	56,668	37,490
General and administrative		9,980	7,741	29,323	24,954
Exploration and evaluation	4	6,766	8,909	10,718	11,000
Depletion and depreciation		127,052	106,454	332,119	392,380
Impairment (reversal) loss	4, 5	—	—	(1,126,415)	2,716,349
Share-based compensation	10	2,511	2,949	8,262	8,725
Financing and interest	14	29,028	27,962	83,832	97,412
Financial derivatives loss (gain)	16	62,846	17,027	293,105	(50,156)
Foreign exchange loss (gain)	15	7,466	(26,231)	2,405	27,688
Gain on dispositions		(2,112)	(98)	(6,092)	(246)
Other income		(366)	(293)	(2,092)	(2,300)
		354,766	234,912	(46,430)	3,536,638
Net income (loss) before income taxes		43,447	(22,426)	1,123,218	(2,920,725)
Income tax expense (recovery)	13
Current income tax expense		486	322	894	880
Deferred income tax expense (recovery)		10,248	696	71,963	(261,481)
		10,734	1,018	72,857	(260,601)
Net income (loss)		$32,713	$(23,444)	$1,050,361	$(2,660,124)
Other comprehensive income (loss)
Foreign currency translation adjustment		26,175	(30,268)	18,969	90,219
Comprehensive income (loss)		$58,888	$(53,712)	$1,069,330	$(2,569,905)

Net income (loss) per common share	11
Basic		$0.06	$(0.04)	$1.86	$(4.75)
Diluted		$0.06	$(0.04)	$1.84	$(4.75)

Weighted average common shares (000's)	11
Basic		564,211	561,128	563,492	560,484
Diluted		571,647	561,128	570,179	560,484

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2019		$5,718,835	$17,712	$556,224	$(3,345,562)	$2,947,209
Vesting of share awards		10,329	(10,329)	—	—	—
Share-based compensation		—	6,973	—	—	6,973
Comprehensive income (loss)		—	—	90,219	(2,660,124)	(2,569,905)
Balance at September 30, 2020		$5,729,164	$14,356	$646,443	$(6,005,686)	$384,277
Balance at December 31, 2020		$5,729,418	$14,345	$618,976	$(5,784,526)	$578,213
Vesting of share awards	9	7,175	(7,175)	—	—	—
Share-based compensation	10	—	4,603	—	—	4,603
Comprehensive income		—	—	18,969	1,050,361	1,069,330
Balance at September 30, 2021		$5,736,593	$11,773	$637,945	$(4,734,165)	$1,652,146

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2021	2020	2021	2020

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period		$32,713	$(23,444)	$1,050,361	$(2,660,124)
Adjustments for:
Non-cash share-based compensation	10	1,453	2,336	4,603	6,973
Unrealized foreign exchange loss (gain)	15	7,545	(25,880)	3,223	28,125
Exploration and evaluation	4	6,766	8,909	10,718	11,000
Depletion and depreciation		127,052	106,454	332,119	392,380
Impairment (reversal) loss	4, 5	—	—	(1,126,415)	2,716,349
Non-cash financing, accretion, and early redemption expense	14	6,235	2,544	13,082	16,072
Non-cash other income	8	(444)	(293)	(2,108)	(293)
Unrealized financial derivatives loss (gain)	16	8,941	7,284	179,408	(19,425)
Gain on dispositions		(2,112)	(98)	(6,092)	(246)
Deferred income tax expense (recovery)	13	10,248	696	71,963	(261,481)
Asset retirement obligations settled	8	(1,805)	(1,211)	(4,215)	(6,080)
Change in non-cash working capital		(17,631)	16,391	(54,830)	78,829
		178,961	93,688	471,817	302,079

Financing activities
Increase (decrease) in credit facilities		53,430	(75,944)	(107,230)	111,403
Payments on lease obligations		(1,142)	(1,456)	(3,143)	(4,440)
Net proceeds from issuance of long-term notes		—	—	—	652,150
Redemption of long-term notes	7	(139,861)	—	(146,648)	(833,672)
		(87,573)	(77,400)	(257,021)	(74,559)

Investing activities
Additions to exploration and evaluation assets	4	(89)	(484)	(733)	(4,344)
Additions to oil and gas properties	5	(94,146)	(15,418)	(238,575)	(198,187)
Additions to other plant and equipment		(158)	(40)	(569)	(2,027)
Property acquisitions		(89)	—	(114)	—
Proceeds from dispositions		701	98	947	149
Change in non-cash working capital		1,018	(444)	24,248	(28,683)
		(92,763)	(16,288)	(214,796)	(233,092)

Change in cash		(1,375)	—	—	(5,572)
Cash, beginning of period		1,375	—	—	5,572
Cash, end of period		$—	$—	$—	$—

Supplementary information
Interest paid		$32,436	$3,365	$80,037	$55,145
Income taxes paid		$—	$1,155	$—	$1,155

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2021 and 2020
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and Texas, United States. The Company’s common shares are traded on the Toronto Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.BASIS OF PRESENTATION
The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These condensed consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2020.

The consolidated financial statements were approved by the Board of Directors of Baytex on November 4, 2021.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2020 are available through its filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

Significant Accounting Policies

The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2020 annual financial statements have been applied in the preparation of these consolidated financial statements.

Current Environment and Estimation Uncertainty

Management makes judgements and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

During the nine months ended September 30, 2021, the global economy continued to show signs of recovery from the impacts of the COVID-19 pandemic. Global spot prices for crude oil have recovered and now exceed pre-pandemic levels as optimism for demand recovery improves with limited production growth from independent producers and ongoing OPEC production curtailments. While we have benefited from these improvements in crude oil prices there is a degree of uncertainty related to COVID-19 that has been considered in our estimates for the period ended September 30, 2021.

3.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the U.S.; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended September 30	2021	2020	2021	2020	2021	2020	2021	2020

Revenue, net of royalties
Petroleum and natural gas sales	$292,723	$158,831	$196,013	$93,707	$—	$—	$488,736	$252,538
Royalties	(32,679)	(12,297)	(57,844)	(27,755)	—	—	(90,523)	(40,052)
	260,044	146,534	138,169	65,952	—	—	398,213	212,486

Expenses
Operating	63,301	57,557	20,895	15,890	—	—	84,196	73,447
Transportation	7,818	6,372	—	—	—	—	7,818	6,372
Blending and other	19,581	10,673	—	—	—	—	19,581	10,673
General and administrative	—	—	—	—	9,980	7,741	9,980	7,741
Exploration and evaluation	6,766	8,909	—	—	—	—	6,766	8,909
Depletion and depreciation	82,241	68,727	43,440	35,820	1,371	1,907	127,052	106,454
Share-based compensation	—	—	—	—	2,511	2,949	2,511	2,949
Financing and interest	—	—	—	—	29,028	27,962	29,028	27,962
Financial derivatives loss	—	—	—	—	62,846	17,027	62,846	17,027
Foreign exchange loss (gain)	—	—	—	—	7,466	(26,231)	7,466	(26,231)
(Gain) loss on dispositions	(2,302)	(98)	190	—	—	—	(2,112)	(98)
Other (income) expense	(444)	(694)	—	—	78	401	(366)	(293)
	176,961	151,446	64,525	51,710	113,280	31,756	354,766	234,912
Net income (loss) before income taxes	83,083	(4,912)	73,644	14,242	(113,280)	(31,756)	43,447	(22,426)
Income tax expense (recovery)
Current income tax expense	(57)	—	543	322	—	—	486	322
Deferred income tax expense (recovery)	20,064	10,589	10,248	696	(20,064)	(10,589)	10,248	696
	20,007	10,589	10,791	1,018	(20,064)	(10,589)	10,734	1,018
Net income (loss)	$63,076	$(15,501)	$62,853	$13,224	$(93,216)	$(21,167)	$32,713	$(23,444)

Total oil and natural gas capital expenditures (1)	$75,480	$3,784	$18,143	$12,020	$—	$—	$93,623	$15,804
(1) Includes additions to exploration and evaluation assets, oil and gas properties, and property acquisitions, net of proceeds from divestitures.

	Canada		U.S.		Corporate		Consolidated
Nine Months Ended September 30	2021	2020	2021	2020	2021	2020	2021	2020

Revenue, net of royalties
Petroleum and natural gas sales	$786,171	$427,000	$529,621	$314,841	$—	$—	$1,315,792	$741,841
Royalties	(83,536)	(33,972)	(155,468)	(91,956)	—	—	(239,004)	(125,928)
	702,635	393,028	374,153	222,885	—	—	1,076,788	615,913

Expenses
Operating	186,455	185,641	61,190	65,956	—	—	247,645	251,597
Transportation	24,092	21,745	—	—	—	—	24,092	21,745
Blending and other	56,668	37,490	—	—	—	—	56,668	37,490
General and administrative	—	—	—	—	29,323	24,954	29,323	24,954
Exploration and evaluation	10,718	11,000	—	—	—	—	10,718	11,000
Depletion and depreciation	215,803	249,125	112,368	137,462	3,948	5,793	332,119	392,380
Impairment (reversal) loss	(684,000)	1,855,000	(442,415)	861,349	—	—	(1,126,415)	2,716,349
Share-based compensation	—	—	—	—	8,262	8,725	8,262	8,725
Financing and interest	—	—	—	—	83,832	97,412	83,832	97,412
Financial derivatives loss (gain)	—	—	—	—	293,105	(50,156)	293,105	(50,156)
Foreign exchange loss	—	—	—	—	2,405	27,688	2,405	27,688
(Gain) loss on dispositions	(6,282)	(246)	190	—	—	—	(6,092)	(246)
Other (income) expense	(2,108)	(694)	—	—	16	(1,606)	(2,092)	(2,300)
	(198,654)	2,359,061	(268,667)	1,064,767	420,891	112,810	(46,430)	3,536,638
	901,289	(1,966,033)	642,820	(841,882)	(420,891)	(112,810)	1,123,218	(2,920,725)
Income tax expense (recovery)
Current income tax (recovery) expense	(353)	469	1,247	411	—	—	894	880
Deferred income tax expense (recovery)	89,040	(74,687)	64,908	(164,298)	(81,985)	(22,496)	71,963	(261,481)
	88,687	(74,218)	66,155	(163,887)	(81,985)	(22,496)	72,857	(260,601)
Net income (loss)	$812,602	$(1,891,815)	$576,665	$(677,995)	$(338,906)	$(90,314)	$1,050,361	$(2,660,124)

Total oil and natural gas capital expenditures (1)	$148,149	$129,773	$90,326	$72,609	$—	$—	$238,475	$202,382
(1)Includes additions to exploration and evaluation assets, oil and gas properties, and property acquisitions, net of proceeds from divestitures.

	September 30, 2021	December 31, 2020
Canadian assets	$2,242,931	$1,646,412
U.S. assets	2,187,459	1,737,533
Corporate assets	23,581	24,151
Total consolidated assets	$4,453,971	$3,408,096

4.    EXPLORATION AND EVALUATION ASSETS

	September 30, 2021	December 31, 2020
Balance, beginning of period	$191,865	$320,210
Capital expenditures	733	4,490
Divestitures	(97)	—
Property swaps	247	468
Impairment	—	(113,058)
Exploration and evaluation expense	(10,718)	(14,011)
Transfer to oil and gas properties (note 5)	(5,458)	(8,585)
Foreign currency translation	(103)	2,351
Balance, end of period	$176,469	$191,865

At September 30, 2021, there were no indicators of impairment or impairment reversal for exploration and evaluation assets in any of the Company's CGUs.

At March 31, 2020, the Company identified indicators of impairment for the exploration and evaluation assets within each of its six CGUs. The estimated recoverable amount was below the carrying value of the exploration and evaluation assets in the Conventional, Peace River, Lloydminster, Viking, and Eagle Ford CGUs and an impairment loss of $127.9 million was recorded at March 31, 2020. The recoverable amount of each CGU was based on its fair value less costs of disposal ("FVLCD") and was estimated with reference to arm's length transactions in comparable locations and the discounted cash flows associated with the Company's future development plans. The following table indicates the impairment loss booked for each CGU at March 31, 2020.

Impairment loss at March 31, 2020
Conventional CGU	$4,000
Peace River CGU	20,000
Lloydminster CGU	42,000
Viking CGU	13,000
Eagle Ford CGU	48,861
$127,861

At December 31, 2020, the Company estimated the recoverable amount of the exploration and evaluation assets within each of its six CGUs due to the ongoing volatility in future oil and natural gas prices. The recoverable amount supported the carrying amount for the Conventional, Peace River, Lloydminster, and Duvernay CGUs and no impairment loss or impairment reversal was recorded. The recoverable amount for the Viking and Eagle Ford CGUs exceeded their carrying amounts which resulted in an impairment reversal of $14.8 million at December 31, 2020. The recoverable amount of each CGU was based on its FVLCD and was estimated with reference to arm's length transaction in comparable locations and the discounted cash flows associated with the Company's future development plans. The following table indicates the impairment reversal booked for the Viking and Eagle Ford CGUs at December 31, 2020.

Impairment Reversal at December 31, 2020
Viking CGU	$2,000
Eagle Ford CGU	12,803
$14,803

5.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2019	$11,128,297	$(5,740,408)	$5,387,889
Capital expenditures	275,850	—	275,850
Transfers from exploration and evaluation assets (note 4)	8,585	—	8,585
Change in asset retirement obligations (note 8)	94,994	—	94,994
Property swaps	(1,190)	178	(1,012)
Impairment	—	(2,247,162)	(2,247,162)
Foreign currency translation	(82,860)	120,123	37,263
Depletion	—	(478,859)	(478,859)
Balance, December 31, 2020	$11,423,676	$(8,346,128)	$3,077,548
Capital expenditures	238,575	—	238,575
Property acquisitions	156	—	156
Transfers from exploration and evaluation assets (note 4)	5,458	—	5,458
Change in asset retirement obligations (note 8)	(59,339)	—	(59,339)
Divestitures	(7,039)	5,148	(1,891)
Property swaps	(25,050)	24,704	(346)
Impairment reversal	—	1,126,415	1,126,415
Foreign currency translation	(745)	18,715	17,970
Depletion	—	(328,171)	(328,171)
Balance, September 30, 2021	$11,575,692	$(7,499,317)	$4,076,375

At September 30, 2021, there were no indicators of impairment or impairment reversal for oil and gas properties in any of the Company's CGUs. Baytex recorded an impairment reversal for its oil and gas properties of $1.1 billion for the nine months ended September 30, 2021 and a net impairment loss of $2.2 billion for the year ended December 31, 2020.

2021 Impairment Reversal

At June 30, 2021, we identified indicators of impairment reversal for oil and gas properties in each of our six CGU's due to the increase in forecasted commodity prices. The recoverable amount for each of our six CGUs exceeded their carrying amounts which resulted in an impairment reversal of $1.1 billion recorded at June 30, 2021. The recoverable amount for each CGU was based on its FVLCD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2020 and was adjusted by management for operations between December 31, 2020 and June 30, 2021. The after-tax discount rates applied to the cash flows were between 10% and 16%.

At June 30, 2021, the recoverable amount of the Company's CGUs were calculated using the following benchmark reference prices for the years 2021 to 2030 adjusted for commodity differentials specific to the Company. The prices and costs subsequent to 2030 have been adjusted for inflation at an annual rate of 2.0%.

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
WTI crude oil (US$/bbl)	71.33	67.20	63.95	63.23	64.50	65.79	67.10	68.44	69.81	71.21
WCS heavy oil (CA$/bbl)	72.22	66.84	61.73	60.70	61.91	63.15	64.42	65.70	67.02	68.36
LLS crude oil (US$/bbl)	72.17	68.53	65.80	65.10	66.39	67.71	69.05	70.42	71.82	73.26
Edmonton par oil (CA$/bbl)	83.20	78.27	74.06	73.05	74.51	76.00	77.52	79.07	80.66	82.27
Henry Hub gas (US$/mmbtu)	3.42	3.19	2.92	2.96	3.02	3.08	3.14	3.21	3.27	3.34
AECO gas (CA$/mmbtu)	3.46	3.13	2.72	2.71	2.76	2.82	2.88	2.94	2.99	3.05
Exchange rate (CAD/USD)	1.24	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25

The following table summarizes the recoverable amount and impairment reversal at June 30, 2021 and demonstrates the sensitivity of the estimated recoverable amount of the Company's CGUs comprising oil and gas properties to reasonably possible changes in key assumptions inherent in the estimate.

	Recoverable amount	Impairment reversal	Change in discount rate of 1%	Change in oil price of $2.50/bbl	Change in gas price of $0.25/mcf
Conventional CGU	$57,891	$15,000	$1,000	$1,000	$8,000
Peace River CGU	238,714	154,000	4,000	40,000	2,500
Lloydminster CGU	340,730	154,000	12,500	52,000	—
Duvernay CGU (1)	115,157	5,000	45,000	44,500	44,500
Viking CGU	1,338,985	356,000	47,000	89,500	4,500
Eagle Ford CGU	2,015,118	442,415	109,400	103,900	24,400
	$4,106,595	$1,126,415	$218,900	$330,900	$83,900
(1)     The impairment reversal for the Duvernay CGU was limited to total accumulated impairments less subsequent depletion of $5.0 million.

2020 Impairments

At March 31, 2020, the Company identified indicators of impairment for each of its six CGUs due to a significant decline in forecasted commodity prices. The recoverable amount was not sufficient to support the carrying amount which resulted in an impairment of $2.6 billion recorded at March 31, 2020. The recoverable amount of each CGU was based on its FVLCD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2019 and was adjusted for operations between December 31, 2019 and March 31, 2020. The after-tax discount rates applied to the cash flows were between 8% and 14%.

At March 31, 2020, the recoverable amount of the Company's CGUs were calculated using the following benchmark reference prices for the years 2020 to 2029 adjusted for commodity differentials specific to the Company. The prices and costs subsequent to 2029 have been adjusted for inflation at an annual rate of 2%.

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
WTI crude oil (US$/bbl)	29.17	40.45	49.17	53.28	55.66	56.87	58.01	59.17	60.35	61.56
WCS heavy oil (CA$/bbl)	19.21	34.65	46.34	51.25	54.28	55.72	56.96	58.22	59.51	60.82
LLS crude oil (US$/bbl)	32.17	43.80	52.55	56.68	59.10	60.35	61.52	62.72	63.94	65.19
Edmonton par oil (CA$/bbl)	29.22	46.85	59.27	65.02	68.43	69.81	71.24	72.70	74.19	75.71
Henry Hub gas (US$/mmbtu)	2.10	2.58	2.79	2.86	2.93	3.00	3.07	3.13	3.19	3.25
AECO gas (CA$/mmbtu)	1.74	2.20	2.38	2.45	2.53	2.60	2.66	2.72	2.79	2.85
Exchange rate (CAD/USD)	1.41	1.37	1.34	1.34	1.34	1.33	1.33	1.33	1.33	1.33

The following table demonstrates the sensitivity of the estimated recoverable amount of the Company's CGUs to reasonably possible changes in key assumptions inherent in the estimate.

	Recoverable amount	Impairment loss	Change in discount rate of 1%	Change in oil price of $2.50/bbl	Change in gas price of $0.25/mcf
Conventional CGU	$37,444	$41,000	$3,000	$3,500	$8,500
Peace River CGU	109,631	345,000	9,500	53,500	3,000
Lloydminster CGU	227,967	470,000	25,000	69,500	—
Duvernay CGU	61,197	5,000	5,500	9,500	1,500
Viking CGU	962,134	915,000	57,000	123,000	4,000
Eagle Ford CGU	1,576,423	812,488	120,750	141,500	32,000
	$2,974,796	$2,588,488	$220,750	$400,500	$49,000

At December 31, 2020, the Company estimated the recoverable amount of each of its six CGUs due to the volatility in commodity prices during the year and a reduction in future development costs per well for the Viking and Eagle Ford CGUs. The recoverable amount supported the carrying amount for the Conventional, Peace River, Lloydminster, and Duvernay CGUs and no impairment or impairment reversal was recorded. The recoverable amount for the Viking and Eagle Ford CGUs exceeded their carrying amounts which resulted in an impairment reversal of $341.3 million recorded at December 31, 2020. The recoverable amount for each CGU was based on its FVLCD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2020. The after-tax discount rates applied to the cash flows were between 10% and 17%.

At December 31, 2020, the recoverable amount of the Company's CGUs were calculated using the following benchmark reference prices for the years 2021 to 2030 adjusted for commodity differentials specific to the Company. The prices and costs subsequent to 2030 have been adjusted for inflation at an annual rate of 2%.

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
WTI crude oil (US$/bbl)	47.17	50.17	53.17	54.97	56.07	57.19	58.34	59.50	60.69	61.91
WCS heavy oil (CA$/bbl)	44.63	48.18	52.10	54.10	55.19	56.29	57.42	58.57	59.74	60.93
LLS crude oil (US$/bbl)	49.50	52.85	55.87	57.69	58.82	59.97	61.15	62.34	63.56	64.83
Edmonton par oil (CA$/bbl)	55.76	59.89	63.48	65.76	67.13	68.53	69.95	71.40	72.88	74.34
Henry Hub gas (US$/mmbtu)	2.83	2.87	2.90	2.96	3.02	3.08	3.14	3.20	3.26	3.33
AECO gas (CA$/mmbtu)	2.78	2.70	2.61	2.65	2.70	2.76	2.81	2.87	2.92	2.98
Exchange rate (CAD/USD)	1.30	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31	1.31

The following table demonstrates the sensitivity of the estimated recoverable amount of the Company's CGUs to reasonably possible changes in key assumptions inherent in the estimate.

	Recoverable amount	Impairment reversal	Change in discount rate of 1%	Change in oil price of $2.50/bbl	Change in gas price of $0.25/mcf
Conventional CGU	$54,265	$—	$1,000	$3,000	$9,000
Peace River CGU	104,225	—	1,000	49,500	3,000
Lloydminster CGU	212,979	—	7,000	57,500	500
Duvernay CGU	70,491	—	5,500	12,000	1,500
Viking CGU	1,026,026	116,000	34,500	106,500	5,000
Eagle Ford CGU	1,609,562	225,326	91,600	157,500	38,400
	$3,077,548	$341,326	$140,600	$386,000	$57,400

6.    CREDIT FACILITIES

	September 30, 2021	December 31, 2020
Credit facilities - U.S. dollar denominated (1)	$239,433	$140,815
Credit facilities - Canadian dollar denominated	307,370	510,358
Credit facilities - principal	546,803	651,173
Unamortized debt issuance costs	(1,501)	(1,952)
Credit facilities	$545,302	$649,221
(1)U.S. dollar denominated credit facilities balance was US$188.0 million as at September 30, 2021 (December 31, 2020 - US$110.4 million).

Baytex has US$575 million of revolving credit facilities (the "Revolving Facilities") and a $300 million non-revolving secured term loan (the "Term Loan") (collectively the "Credit Facilities"). The Credit Facilities mature on April 2, 2024 and will automatically be extended to June 4, 2024 providing Baytex has either refinanced, or has the ability to repay, the outstanding 2024 long-term notes with existing credit capacity as of April 1, 2024.

The extendible secured Revolving Facilities are comprised of a US$50 million operating loan and a US$325 million syndicated revolving loan for Baytex and a US$200 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. The $300 million Term Loan is secured by the assets of Baytex's wholly-owned subsidiary, Baytex Energy Limited Partnership.

The Credit Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The Credit Facilities contain standard commercial covenants in addition to the financial covenants detailed below. There are no mandatory principal payments required prior to maturity which could be extended upon Baytex's request. Advances (including letters of credit) under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates ("LIBOR"), plus applicable margins.

The LIBOR benchmark transition begins on December 31, 2021. Certain tenors of the U.S. dollar LIBOR benchmark will no longer be published as of December 31, 2021 while some tenors will continue to be published through mid-2023. We expect the U.S. dollar LIBOR benchmarks to be replaced with an alternative that will apply to our U.S. dollar borrowing at our option. We do not expect this change to have a material impact to Baytex as U.S. dollar borrowings under the credit facilities can also bear interest at the U.S. base loan rate.

The weighted average interest rate on the Credit Facilities was 2.2% for the nine months ended September 30, 2021 (2.5% for nine months ended September 30, 2020).

At September 30, 2021, Baytex had $15.0 million of outstanding letters of credit (December 31, 2020 - $15.0 million) under the Credit Facilities.

At September 30, 2021, Baytex was in compliance with all of the covenants contained in the Credit Facilities and is forecasting compliance with these covenants based on current forward commodity prices. The following table summarizes the financial covenants applicable to the Credit Facilities and Baytex's compliance therewith as at September 30, 2021.

Covenant Description	Position as at September 30, 2021	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.8:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	7.4:1.0	2.0:1.0
(1)"Senior Secured Debt" is defined as the principal amount of the credit facilities and other secured obligations identified in the credit agreement. As at September 30, 2021, the Company's Senior Secured Debt totaled $561.8 million which included $546.8 million of principal amounts outstanding and $15.0 million of letters of credit.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit agreement which adjusts net income or loss for financing and interest expense, income tax, non-recurring losses, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expense, impairment, deferred income tax expense or recovery, unrealized gains and losses on financial derivatives and foreign exchange, and share-based compensation) and is calculated based on a trailing twelve month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended September 30, 2021 was $708.4 million.
(3)"Interest Coverage" is computed as the ratio of Bank EBITDA to financing and interest expense, excluding accretion of debt issue costs and asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expense, excluding accretion of debt issue costs and asset retirement obligations, for the twelve months ended September 30, 2021 was $95.7 million.

7.    LONG-TERM NOTES

	September 30, 2021	December 31, 2020
5.625% notes (US$284,478 – principal) due June 1, 2024	$362,696	$510,200
8.75% notes (US$500,000 – principal) due April 1, 2027	637,475	637,750
Total long-term notes - principal (1)	1,000,171	1,147,950
Unamortized debt issuance costs	(12,946)	(15,082)
Total long-term notes - net of unamortized debt issuance costs	$987,225	$1,132,868
(1)The decrease in the principal amount of long-term notes outstanding from December 31, 2020 to September 30, 2021 is the result of principal repayments of $145.0 million and changes in the reported amount of U.S. denominated debt of $2.7 million.

The long-term notes do not contain any significant financial maintenance covenants but do contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing Credit Facilities and long-term notes.

During the nine months ended September 30, 2021, Baytex repurchased and cancelled principal notes totaling US$115.5 million of the 5.625% Notes and recorded early redemption expense of $0.9 million and an increase to unamortized debt issuance costs of $0.7 million. Subsequent to September 30, 2021, Baytex repurchased and cancelled US$84.5 million principal amount of the 5.625% Notes due 2024 at the call price of 100.938%, plus accrued interest, effective October 29, 2021. As at November 4, 2021, there was a total of US$200.0 million of the 5.625% Notes that remained outstanding.

8.    ASSET RETIREMENT OBLIGATIONS

	September 30, 2021	December 31, 2020
Balance, beginning of period	$760,383	$667,974
Liabilities incurred	10,744	15,189
Liabilities settled	(4,215)	(7,168)
Liabilities acquired from property acquisitions	131	—
Liabilities divested	(2,900)	(721)
Property swaps	(4,421)	(525)
Accretion (note 14)	8,938	8,978
Government grants (1)	(2,108)	(2,128)
Change in estimate	991	(12,771)
Changes in discount rates and inflation rates (2)	(71,074)	92,576
Foreign currency translation	(59)	(1,021)
Balance, end of period	$696,410	$760,383
Less current portion of asset retirement obligations	11,719	11,820
Non-current portion of asset retirement obligations	$684,691	$748,563
(1)    During the nine months ended September 30, 2021, Baytex recognized $2.1 million of non-cash other income and a reduction in asset retirement obligations related to government grants provided by the Government of Alberta and the Government of Saskatchewan ($2.1 million for the year ended December 31, 2020).
(2)    The discount and inflation rates at September 30, 2021 were 2.0% and 1.7%, respectively, compared to 1.2% and 1.5% at December 31, 2020.

9.    SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. At September 30, 2021, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2019	558,305	$5,718,835
Vesting of share awards	2,922	10,583
Balance, December 31, 2020	561,227	$5,729,418
Vesting of share awards	2,986	7,175
Balance, September 30, 2021	564,213	$5,736,593

10.    SHARE AWARD INCENTIVE PLAN
For the three and nine months ended September 30, 2021 the Company recorded total compensation expense related to the share awards of $2.5 million and $8.3 million respectively ($2.9 million and $8.7 million for the three and nine months ended September 30, 2020). Included in compensation expense related to share awards for the three and nine months ended September 30, 2021 is $1.1 million and $3.7 million of cash compensation expense related to the incentive award plan, deferred share unit plan and the associated equity total return swaps ($0.6 million and $1.8 million for the three and nine months ended September 30, 2020).

Share Award Plans

Baytex has a share award plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares on vesting; the number of common shares issued is determined by a multiplier. The multiplier, which ranges between zero and two, is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The restricted awards and performance awards vest in equal tranches on the first, second and third anniversaries of the grant date.

The weighted average fair value of share awards granted was $1.30 per restricted and performance award for the nine months ended September 30, 2021 ($1.48 per restricted and performance award for the nine months ended September 30, 2020).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2019	3,801	3,135	6,936
Granted	2,239	3,253	5,492
Vested and converted to common shares	(1,730)	(1,192)	(2,922)
Forfeited	(188)	(1,108)	(1,296)
Balance, December 31, 2020	4,122	4,088	8,210
Granted	—	4,723	4,723
Vested and converted to common shares	(1,861)	(1,152)	(3,013)
Forfeited	(128)	(208)	(336)
Balance, September 30, 2021	2,133	7,451	9,584
(1)     Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

Incentive Award Plan

Baytex has a cash-settled incentive award plan (the "Incentive Award" plan) whereby the holder of each incentive award is entitled to receive a cash payment equal to the value of one Baytex common share at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in trade and other payables.

During the nine months ended September 30, 2021, Baytex granted 5.0 million awards under the Incentive Award plan at a weighted average fair value of $1.32 per award (2.9 million awards granted at a fair value of $1.50 per incentive award for the nine months ended September 30, 2020). At September 30, 2021 there were 6.6 million awards outstanding under the Incentive Award plan.

Deferred Share Unit Plan

Baytex has a deferred share unit plan (the "DSU" plan) whereby each Director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share on the date on which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in trade and other payables.

During the nine months ended September 30, 2021, Baytex granted 0.9 million awards under the DSU plan at a fair value of $1.29 per award. At September 30, 2021, there were 0.8 million awards outstanding under the DSU plan.

The Company uses equity total return swaps on the equivalent number of Baytex common shares in order to fix the aggregate cost of the Incentive Award plan and the DSU plan at the fair value determined on the grant date. The carrying value of the financial derivatives includes the unrealized fair value of the equity total return swaps which was an asset of $7.0 million at September 30, 2021 (December 31, 2020 - liability of $1.1 million).

11.    NET INCOME (LOSS) PER SHARE
Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income or loss per share amounts reflect the potential dilution that could occur if share awards and share options were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards and share options whereby the potential conversion of share awards and share options and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended September 30
	2021			2020
	Net income	Weighted average common shares (000s)	Net income per share	Net loss	Weighted average common shares (000s)	Net loss per share
Net income (loss) - basic	$32,713	564,211	$0.06	$(23,444)	561,128	$(0.04)
Dilutive effect of share awards	—	7,436	—	—	—	—
Net income (loss) - diluted	$32,713	571,647	$0.06	$(23,444)	561,128	$(0.04)

	Nine Months Ended September 30
	2021			2020
	Net income	Weighted average common shares (000s)	Net income per share	Net loss	Weighted average common shares (000s)	Net loss per share
Net income (loss) - basic	$1,050,361	563,492	$1.86	$(2,660,124)	560,484	$(4.75)
Dilutive effect of share awards	—	6,687	—	—	—	—
Net income (loss) - diluted	$1,050,361	570,179	$1.84	$(2,660,124)	560,484	$(4.75)

For the three and nine months ended September 30, 2021, no share awards were excluded from the calculation of diluted income per share as their effect was dilutive. For the three and nine months ended September 30, 2020, all share awards were excluded from the calculation of diluted loss per share as their effect was anti-dilutive given the Company recorded a net loss.

12.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended September 30
	2021			2020
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$124,930	$154,511	$279,441	$78,432	$75,620	$154,052
Heavy oil	146,468	—	146,468	69,791	—	69,791
NGL	4,177	22,932	27,109	1,762	8,914	10,676
Natural gas sales	17,148	18,570	35,718	8,846	9,173	18,019
Total petroleum and natural gas sales	$292,723	$196,013	$488,736	$158,831	$93,707	$252,538

	Nine Months Ended September 30
	2021			2020
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$342,744	$418,498	$761,242	$229,745	$257,818	$487,563
Heavy oil	385,288	—	385,288	169,638	—	169,638
NGL	12,327	52,870	65,197	3,957	25,791	29,748
Natural gas sales	45,812	58,253	104,065	23,660	31,232	54,892
Total petroleum and natural gas sales	$786,171	$529,621	$1,315,792	$427,000	$314,841	$741,841

Included in accounts receivable at September 30, 2021 is $160.2 million of accrued production revenue related to delivered volumes (December 31, 2020 - $81.3 million).

13.    INCOME TAXES
The provision for income taxes has been computed as follows:

	Nine Months Ended September 30
	2021	2020
Net income (loss) before income taxes	$1,123,218	$(2,920,725)
Expected income taxes at the statutory rate of 25.12% (2020 – 25.95%)	282,152	(757,928)
(Increase) decrease in income tax recovery resulting from:
Share-based compensation	1,156	1,809
Effect of foreign exchange	(292)	5,022
Effect of change in income tax rates	(65)	22,231
Effect of rate adjustments for foreign jurisdictions	(19,751)	35,982
Effect of change in deferred tax benefit not recognized	(191,611)	409,717
Effect of U.S. tax change	—	19,996
Adjustments and assessments	1,268	2,570
Income tax expense (recovery)	$72,857	$(260,601)
At September 30, 2021, a deferred tax asset of $279.2 million remains unrecognized due to uncertainty surrounding future commodity prices and future capital gains (December 31, 2020 - $469.7 million).
As disclosed in the 2020 annual financial statements, in June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency (the “CRA”) that denied $591 million of non-capital loss deductions that relate to the calculation of income taxes for the years 2011 through 2015. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received. There has been no change in the status of these reassessments since an Appeals Officer was assigned to the Company's file in July 2018. Baytex remains confident that the original tax filings are correct and intends to defend those tax filings through the appeals process.

14.    FINANCING AND INTEREST

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Interest on credit facilities	$3,256	$3,366	$9,842	$11,749
Interest on long-term notes	19,481	21,943	60,734	69,231
Interest on lease obligations	56	109	174	360
Non-cash financing	1,733	756	3,272	5,863
Accretion on asset retirement obligations (note 8)	3,273	1,788	8,938	6,897
Early redemption expense (note 7)	1,229	—	872	3,312
Financing and interest	$29,028	$27,962	$83,832	$97,412

15.    FOREIGN EXCHANGE

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Unrealized foreign exchange (gain) loss - intercompany notes (1)	$(25,909)	$(11,115)	$411	$(11,115)
Unrealized foreign exchange loss (gain) - long-term notes & credit facilities	33,454	(14,765)	2,812	39,240
Realized foreign exchange gain	(79)	(351)	(818)	(437)
Foreign exchange loss (gain)	$7,466	$(26,231)	$2,405	$27,688
(1)During 2020, a series of intercompany notes totaling US$751.0 million were issued from a Canadian subsidiary to a U.S. subsidiary. These notes are eliminated upon consolidation within the Condensed Consolidated Statement of Financial Position and are revalued at the relevant foreign exchange rate at each period end. Foreign exchange gains or losses incurred within the Canadian subsidiary are recognized in unrealized foreign exchange gain or loss whereas those within the U.S. subsidiary are recognized in other comprehensive income.

16.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, credit facilities, and long-term notes. The fair value of the credit facilities is equal to the principal amount outstanding as the credit facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	September 30, 2021		December 31, 2020
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL
Financial derivatives	$7,040	$7,040	$5,057	$5,057	Level 2
Total	$7,040	$7,040	$5,057	$5,057

Financial assets at amortized cost
Trade and other receivables	$177,546	$177,546	$107,477	$107,477	—
Total	$177,546	$177,546	$107,477	$107,477

Financial Liabilities
FVTPL
Financial derivatives	$(208,183)	$(208,183)	$(26,792)	$(26,792)	Level 2
Total	$(208,183)	$(208,183)	$(26,792)	$(26,792)

Financial liabilities at amortized cost
Trade and other payables	$(195,230)	$(195,230)	$(155,955)	$(155,955)	—
Credit facilities	(545,302)	(546,803)	(649,221)	(651,173)	—
Long-term notes	(987,225)	(1,027,213)	(1,132,868)	(761,129)	Level 1
Total	$(1,727,757)	$(1,769,246)	$(1,938,044)	$(1,568,257)

There were no transfers between Level 1 and Level 2 during the nine months ended September 30, 2021 and 2020.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
U.S. dollar denominated	US$750,431	US$759,508	US$1,132,170	US$934,731

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding as of November 4, 2021:

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis Swap	Oct 2021 to Dec 2021	8,000 bbl/d	WTI less US$13.41/bbl	WCS
Basis Swap	Jan 2022 to Dec 2022	12,000 bbl/d	WTI less US$12.40/bbl	WCS
Basis Swap	Oct 2021 to Dec 2021	7,500 bbl/d	WTI less US$5.03/bbl	MSW
Basis Swap	Jan 2022 to Dec 2022	4,000 bbl/d	WTI less US$4.43/bbl	MSW
Fixed Sell	Oct 2021 to Dec 2021	4,000 bbl/d	US$45.00/bbl	WTI
3-way option (2)	Oct 2021 to Dec 2021	500 bbl/d	US$35.00/US$45.00/US$49.03	WTI
3-way option (2)	Oct 2021 to Dec 2021	1,500 bbl/d	US$35.00/US$45.00/US$49.10	WTI
3-way option (2)	Oct 2021 to Dec 2021	3,500 bbl/d	US$35.00/US$45.00/US$49.50	WTI
3-way option (2)	Oct 2021 to Dec 2021	10,000 bbl/d	US$35.00/US$45.00/US$55.00	WTI
3-way option (2)	Oct 2021 to Dec 2021	2,000 bbl/d	US$37.00/US$42.50/US$48.00	WTI
3-way option (2)	Jan 2022 to Dec 2022	1,500 bbl/d	US$40.00/US$50.00/US$58.10	WTI
3-way option (2)	Jan 2022 to Dec 2022	2,000 bbl/d	US$46.00/US$56.00/US$66.72	WTI
3-way option (2)	Jan 2022 to Dec 2022	2,500 bbl/d	US$47.00/US$57.00/US$67.00	WTI
3-way option (2)	Jan 2022 to Dec 2022	2,500 bbl/d	US$50.00/US$60.00/US$70.00	WTI
3-way option (2)	Jan 2022 to Dec 2022	2,000 bbl/d	US$53.00/US$63.50/US$72.90	WTI
3-way option (2)(4)	Jan 2023 to Dec 2023	2,000 bbl/d	US$55.00/US$66.00/US$84.00	WTI
Swaption (3)	Jan 2022 to Dec 2022	5,000 bbl/d	US$53.00/bbl	WTI
Swaption (3)	Jan 2022 to Dec 2022	5,000 bbl/d	US$54.00/bbl	WTI

Natural Gas
Fixed Sell	Oct 2021 to Dec 2021	16,000 GJ/d	$2.36/GJ	AECO 7A
Fixed Sell	Jan 2022 to Dec 2022	5,000 GJ/d	$2.53/GJ	AECO 7A
Fixed Sell	Oct 2021 to Dec 2021	2,500 GJ/d	$2.40/GJ	AECO 5A
Fixed Sell	Jan 2022 to Dec 2022	14,250 GJ/d	$2.84/GJ	AECO 5A
Fixed Sell	Oct 2021 to Dec 2021	12,000 mmbtu/d	US$2.70/mmbtu	NYMEX
Fixed Sell	Jan 2022 to Dec 2022	1,000 mmbtu/d	US$2.94/mmbtu	NYMEX
3-way option (2)	Jan 2022 to Dec 2022	2,500 mmbtu/d	US$2.25/US$2.75/US$3.06	NYMEX
3-way option (2)	Jan 2022 to Dec 2022	1,500 mmbtu/d	US$2.60/US$2.91/US$3.56	NYMEX
3-way option (2)	Jan 2022 to Dec 2022	2,500 mmbtu/d	US$2.60/US$3.00/US$3.83	NYMEX
3-way option (2)	Jan 2022 to Dec 2022	2,500 mmbtu/d	US$2.65/US$2.90/US$3.40	NYMEX
3-way option (2)	Jan 2022 to Dec 2022	2,500 mmbtu/d	US$3.00/US$3.75/US$4.40	NYMEX
(1)Based on the weighted average price per unit for the period.
(2)Producer 3-way option consists of a sold put, a bought put and a sold call. To illustrate, in a US$50.00/US$60.00/US$70.00 contract, Baytex receives WTI plus US$10.00/bbl when WTI is at or below US$50.00/bbl; Baytex receives US$60.00/bbl when WTI is between US$50.00/bbl and US$60.00/bbl; Baytex receives the market price when WTI is between US$60.00/bbl and US$70.00/bbl; and Baytex receives US$70.00/bbl when WTI is above US$70.00/bbl.
(3)For these contracts, the counterparty has the right, if exercised on December 31, 2021, to enter a swap transaction for the remaining term, notional volume and fixed price per unit indicated above.
(4)Contracts entered subsequent to September 30, 2021.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Realized financial derivatives loss (gain)	$53,905	$9,743	$113,697	$(30,731)
Unrealized financial derivatives loss (gain)	8,941	7,284	179,408	(19,425)
Financial derivatives loss (gain)	$62,846	$17,027	$293,105	$(50,156)